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Black-ownedVeteran-owned
Darby Brewing Company

Brewery

803 N 1st St.
Albemarle, NC 28001
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Investment Opportunity
Data Room
Updates 1
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Darby Brewing Company is seeking investment to open our brewery and taproom.
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OUR STORY

Darby Brewing Company is the brainchild of a veteran and entrepreneur. I was introduced to the world of craft beer and craft cocktails in 2013 and haven't looked back. This community is near and dear to my heart and this is why I decided to make the jump.

Introduced to craft beer in 2013
Introduced to craft spirits and cocktails in 2016
Been "brewing" since 2016
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OUR MISSION

Good, clean simple beers and spirits that bring people together, that's it.

Beer should be simple
Liquor isn't the devil
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INTENDED USE OF FUNDS

The funds raised from Mainvest will go towards equipment, permits, insurance, miscellaneous items and a little working capital. We know these are uncertain times in our economy, hence some protection money. We need your help!

This is a preview. It will become public when you start accepting investment.
LOCATION

Historic Albemarle continues to offer new opportunities for people looking to live, shop, and work.

DBC looks to become the first "brewstillery" in this area.
With a passion for craft beer and craft spirits and the knowledge of flavors, we believe we can corner the market with this innovative concept.
We plan on building Darby Brewing Company into a cornerstone gathering space for the great Albemarle community.
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BUSINESS MODEL

We plan to start with on-site distribution and a traditional taproom model with plans to scale our distribution based on consumer response to our crafts.

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THE SPACE

DBC will be housed in a 1200 sq. ft. location in a strip mall in the downtown area of Albemarle, NC. Albemarle is a growing city located on Stanly County and is primed for continued, rapid growth. Located next to a pizza restaurant and Harris Teeter, this location stands to be a one stop shop for customers.

Located in the Downtown District.
Situated in a strip mall anchored by Harris Teeter.
Money raised from Mainvest will go towards equipment, utilities, permits, etc.
This is a preview. It will become public when you start accepting investment.
TARGETED LAUNCH DATE

We hope to be in the building fully by January 2024 and open soon thereafter. The plan is to establish the brewery first while the spirits begin to work and age.

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THE TEAM
Fred Riddick
Owner, CEO, Beer Junkie

As a veteran and culinary arts graduate, owner, and head brewer, Fred Riddick, has a knack for building flavor profiles, not only in beer but spirits as well. He has an extensive history in the food service industry, as does his wife, this should play well for DBC.

Masters degree from Liberty University in Public Administration

Updates
JANUARY 4TH, 2023
Location

The location we had lined up fell through but don't worry, we found another location right down the street. The financials have obviously changed but I still intend to move forward!!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment Purchase $43,522
Permits $4,000
Initial Construction $35,400
Working Capital $10,328
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $630,000 $1,080,000 $1,155,600 $1,213,380 $1,249,781
Cost of Goods Sold $292,236 $500,976 $536,044 $562,846 $579,731
Gross Profit $337,764 $579,024 $619,556 $650,534 $670,050

EXPENSES

Rent $96,250 $165,000 $176,550 $185,377 $190,938
Sales & Marketing $14,000 $24,000 $25,680 $26,964 $27,772
Utilities $7,000 $12,000 $12,840 $13,482 $13,886
Insurance $770 $1,320 $1,412 $1,482 $1,526
Operating Profit $219,744 $376,704 $403,074 $423,229 $435,928
This information is provided by Darby Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement

2023 Balance Sheet
Investment Round Status

$100,000

TARGET

$124,000

MAXIMUM

This investment round closes on November 10th, 2022. 0 people have invested so far.

Summary of Terms
Legal Business Name Darby Brewing Company, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2.5%-3.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
No operating history

Darby Brewing Company was established in [September 2022]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Darby Brewing Company's fundraising. However, Darby Brewing Company may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Darby Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Darby Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Darby Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Darby Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Darby Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Darby Brewing Company's management or vote on and/or influence any managerial decisions regarding Darby Brewing Company. Furthermore, if the founders or other key personnel of Darby Brewing Company were to leave Darby Brewing Company or become unable to work, Darby Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Darby Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Darby Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Darby Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Darby Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Darby Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Darby Brewing Company's financial performance or ability to continue to operate. In the event Darby Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Darby Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Darby Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Darby Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Darby Brewing Company will carry some insurance, Darby Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Darby Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Darby Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Darby Brewing Company's management will coincide: you both want Darby Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Darby Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Darby Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Darby Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Darby Brewing Company or management), which is responsible for monitoring Darby Brewing Company's compliance with the law. Darby Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Darby Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Darby Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Darby Brewing Company, and the revenue of Darby Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Darby Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Darby Brewing Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Darby Brewing Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Darby Brewing Company is a newly established entity and has no history for prospective investors to consider.

This information is provided by Darby Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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